Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 28, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

The Bon-Ton Department Stores, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, The Bon-Ton Department Stores, Inc., a Pennsylvania corporation (the “Company”), The Bon-Ton Stores, Inc., a Pennsylvania corporation (“Bon-Ton”) and certain of the subsidiaries of Bon-Ton (together with Bon-Ton, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $329,998,000 aggregate principal amount of the Company’s 10 5/8% Second Lien Senior Secured Notes due 2017 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $37,817.78 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or atolston@paulweiss.com.

Very truly yours,

/s/ Alex J. Tolston

Alex J. Tolston

cc:	J. Gregory Yawman, Esq.
greg.yawman@bonton.com
The Bon-Ton Stores, Inc.

David S. Huntington, Esq.
dhuntington@paulweiss.com
Paul, Weiss, Rifkind, Wharton & Garrison LLP